# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vertical Data Inc., CIK 0002033264
CUSIP: 92490D105
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1980 FESTIVAL PLAZA DRIVE SUITE 300, LAS VEGAS, Nevada (NV), 89135
Date of event which requires filing of this statement: 02/26/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002116307

## Reporting persons
- Nickel Jesse: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 1,225,286; shared voting power 0; sole dispositive power 1,225,286; shared dispositive power 0; aggregate amount beneficially owned 1,225,286 (8.3% of the class)

## Item 1. Issuer
Name of issuer: Vertical Data Inc.
Address of issuer's principal executive offices: 1980 FESTIVAL PLAZA DRIVE SUITE 300, LAS VEGAS, NEVADA, 89135

## Item 2. Person Filing
Name of person filing: Jesse Nickel
Address of principal business office or, if none, residence: 1980 FESTIVAL PLAZA DRIVE SUITE 300, LAS VEGAS, NEVADA, 89135
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,225,286
Percent of class: 8.3
Sole power to vote or to direct the vote: 1,225,286
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,225,286
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Nickel Jesse: Jesse Nickel, Head of Business Development (03/30/2026)